Exhibit 99.1
Index to Consolidated Financial Statements

SOPHiA GENETICS SA
Unaudited Interim Condensed Consolidated Financial Statements

SOPHiA GENETICS SA, Rolle
Interim Condensed Consolidated Statements of Loss
(Amounts in USD thousands, except per share data)
(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2023	2022	2023	2022
Revenue	5	$16,303	$11,648	$45,323	$34,176
Cost of revenue		(5,030)	(4,355)	(14,309)	(12,552)
Gross profit		11,273	7,293	31,014	21,624
Research and development costs		(8,984)	(10,116)	(27,209)	(28,581)
Selling and marketing costs		(6,830)	(7,921)	(20,457)	(24,020)
General and administrative costs		(12,749)	(12,809)	(40,032)	(41,887)
Other operating income (expense), net		746	(86)	805	125
Operating loss		(16,544)	(23,639)	(55,879)	(72,739)
Finance income (expense), net		3,019	224	1,437	(617)
Loss before income taxes		(13,525)	(23,415)	(54,442)	(73,356)
Income tax (expense) benefit		(299)	105	(478)	(122)
Loss for the period		$(13,824)	$(23,310)	$(54,920)	$(73,478)
Attributable to the owners of the parent		$(13,824)	$(23,310)	$(54,920)	$(73,478)

Basic and diluted loss per share	7	$(0.21)	$(0.36)	$(0.85)	$(1.15)
The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Rolle
Interim Condensed Consolidated Statements of Comprehensive Loss
(Amounts in USD thousands)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Loss for the period	$(13,824)	$(23,310)	$(54,920)	$(73,478)
Other comprehensive income (loss):
Items that may be reclassified to statement of loss (net of tax)
Currency translation differences	(3,382)	(3,260)	2,269	(10,249)
Total items that may be reclassified to statement of loss	(3,382)	(3,260)	2,269	(10,249)
Items that will not be reclassified to statement of loss (net of tax)
Remeasurement of defined benefit plans	13	689	(283)	2,453
Total items that will not be reclassified to statement of loss	13	689	(283)	2,453
Other comprehensive income (loss) for the period	$(3,369)	$(2,571)	$1,986	$(7,796)
Total comprehensive loss for the period	$(17,193)	$(25,881)	$(52,934)	$(81,274)
Attributable to owners of the parent	$(17,193)	$(25,881)	$(52,934)	$(81,274)
The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Rolle
Interim Condensed Consolidated Balance Sheets
(Amounts in USD thousands)
(Unaudited)

	Notes	September 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents		$132,767	$161,305
Term deposits		—	17,307
Accounts receivable	6	9,781	6,649
Inventory		5,194	5,156
Prepaids and other current assets		5,314	5,838
Total current assets		153,056	196,255
Non-current assets
Property and equipment		7,092	7,129
Intangible assets		23,521	19,963
Right-of-use assets	8	15,047	14,268
Deferred tax assets		1,945	1,940
Other non-current assets		5,191	4,283
Total non-current assets		52,796	47,583
Total assets		$205,852	$243,838
Liabilities and equity
Current liabilities
Accounts payable		$6,037	$6,181
Accrued expenses		12,857	14,505
Deferred contract revenue		7,066	3,434
Lease liabilities, current portion	8	2,908	2,690
Total current liabilities		28,868	26,810
Non-current liabilities
Lease liabilities, net of current portion	8	14,960	14,053
Defined benefit pension liabilities		3,415	2,675
Other non-current liabilities		170	170
Total non-current liabilities		18,545	16,898
Total liabilities		47,413	43,708
Equity
Share capital		4,048	3,464
Share premium		471,827	471,623
Treasury shares		(652)	(117)
Other reserves		36,939	23,963
Accumulated deficit		(353,723)	(298,803)
Total equity		158,439	200,130
Total liabilities and equity		$205,852	$243,838
The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Rolle
Interim Condensed Consolidated Statements of Changes in Equity
(Amounts in USD thousands)
(Unaudited)

		Share	Share	Treasury	Other	Accumulated
	Notes	capital	premium	shares	reserves	deficit	Total
As of January 1, 2023		$3,464	$471,623	$(117)	$23,963	$(298,803)	$200,130
Loss for the period		—	—	—	—	(54,920)	(54,920)
Other comprehensive income		—	—	—	1,986	—	1,986
Total comprehensive income		—	—	—	1,986	(54,920)	(52,934)
Share-based compensation	10	—	—	—	11,036	—	11,036
Transactions with owners
Vesting of restricted stock units		—	—	46	(46)	—	—
Issuance of shares to be held as treasury shares		584	—	(584)	—	—	—
Exercise of share options		—	204	3	—	—	207
As of September 30, 2023		$4,048	$471,827	$(652)	$36,939	$(353,723)	$158,439

		Share	Share	Treasury	Other	Accumulated
	Notes	capital	premium	Shares	reserves	deficit	Total
Balance as of July 1, 2023		$4,048	$471,827	$(657)	$36,383	$(339,899)	$171,702
Loss for the period		—	—	—	—	(13,824)	(13,824)
Other comprehensive income		—	—	—	(3,369)	—	(3,369)
Total comprehensive income		—	—	—	(3,369)	(13,824)	(17,193)
Share-based compensation	10	—	—	—	3,930	—	3,930
Transactions with owners
Vesting of restricted stock units		—	—	5	(5)	—	—
Exercise of share options		—	—	—	—	—	—
As of September 30, 2023		$4,048	$471,827	$(652)	$36,939	$(353,723)	$158,439

		Share	Share	Treasury	Other	Accumulated
	Notes	capital	premium	Shares	reserves	deficit	Total
As of January 1, 2022		$3,328	$470,887	$—	$12,539	$(211,354)	$275,400
Loss for the period		—	—	—	—	(73,478)	(73,478)
Other comprehensive loss		—	—	—	(7,796)	—	(7,796)
Total comprehensive loss		—	—	—	(7,796)	(73,478)	(81,274)
Share-based compensation	10	—	—	—	11,017	—	11,017
Transactions with owners
Vesting of restricted stock units		—	—	6	(6)	—	—
Issuance of shares to be held as treasury shares		136	—	(136)	—	—	—
Exercise of share options		—	736	12	—	—	748
As of September 30, 2022		$3,464	$471,623	$(118)	$15,754	$(284,832)	$205,891

		Share	Share	Treasury	Other	Accumulated
	Notes	capital	premium	Shares	reserves	deficit	Total
Balance as of July 1, 2022		$3,464	$471,623	$(121)	$14,671	$(261,522)	$228,115
Loss for the period		—	—	—	—	(23,310)	(23,310)
Other comprehensive loss		—	—	—	(2,571)	—	(2,571)
Total comprehensive loss		—	—	—	(2,571)	(23,310)	(25,881)
Share-based compensation	10	—	—	—	3,657	—	3,657
Transactions with owners
Vesting of restricted stock units		—	—	3	(3)	—	—
As of September 30, 2022		$3,464	$471,623	$(118)	$15,754	$(284,832)	$205,891
The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Rolle
Interim Condensed Consolidated Statements of Cash Flows
(Amounts in USD thousands)
(Unaudited)

		Nine months ended September 30,
	Notes	2023	2022
Operating activities
Loss before tax		$(54,442)	$(73,356)
Adjustments for non-monetary items
Depreciation		4,339	2,728
Amortization		2,016	1,292
Finance expense (income), net		1,641	(35)
Expected credit loss allowance	6	54	47
Share-based compensation	10	11,036	11,017
Intangible assets write-off		—	74
Movements in provisions and pensions		764	555
Research tax credit		(785)	(1,158)
Loss on disposal of property and equipment		28	—
Gain on disposal of lease liability		(730)	—
Working capital changes
Increase in accounts receivable		(2,880)	(693)
Increase in prepaids and other assets		(2,869)	(1,001)
Increase in inventory		(328)	(554)
Increase in accounts payables, accrued expenses, deferred contract revenue, and other liabilities		2,284	963
Cash used in operating activities		(39,872)	(60,121)
Income tax paid		(759)	—
Interest paid		(6)	(195)
Interest received		3,354	552
Net cash flows used in operating activities		(37,283)	(59,764)
Investing activities
Purchase of property and equipment		(1,369)	(2,176)
Acquisition of intangible assets		(1,033)	(1,497)
Capitalized development costs		(4,575)	(3,535)
Proceeds upon maturity of term deposits		17,546	63,505
Purchase of term deposits		—	(26,462)
Net cash flow provided from investing activities		10,569	29,835
Financing activities
Proceeds from exercise of share options		207	748
Payments of principal portion of lease liabilities		(2,518)	(1,736)
Net cash flow used in financing activities		(2,311)	(988)
Decrease in cash and cash equivalents		(29,025)	(30,917)
Effect of exchange differences on cash balances		487	(4,218)
Cash and cash equivalents at beginning of the year		161,305	192,962
Cash and cash equivalents at end of the period		$132,767	$157,827
The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Rolle
Notes to the Unaudited Interim Condensed
Consolidated Financial Statements
1. Company information
General information
SOPHiA GENETICS SA and its consolidated subsidiaries (NASDAQ: SOPH) (“the Company”) is a cloud-native software company in the healthcare space, incorporated on March 18, 2011, and headquartered in Rolle, Switzerland. The Company is dedicated to establishing the practice of data-driven medicine as the standard of care in health care and for life sciences research. The Company has built a software platform capable of analyzing data and generating insights from complex multimodal datasets and different diagnostic modalities. This platform, commercialized as “SOPHiA DDM TM,” standardizes, computes and analyzes digital health data and is used in decentralized locations to break down data silos. The Company collectively refers to SOPHiA DDM TM Platform and related products and solutions as “SOPHiA DDM Platform.”
On June 26, 2023, during the Company’s Annual General Meeting, the move of the statutory seat from Saint-Sulpice, Canton Vaud, Switzerland to Rolle, Canton Vaud, Switzerland was approved.
As of September 30, 2023, the Company had the following wholly owned subsidiaries:

Name	Country of domicile
SOPHiA GENETICS S.A.S.	France
SOPHiA GENETICS LTD	UK
SOPHiA GENETICS, Inc.	USA
SOPHiA GENETICS Intermediação de Negócios LTDA	Brazil
SOPHiA GENETICS PTY LTD	Australia
SOPHiA GENETICS S.R.L.	Italy
All intercompany transactions and balances have been eliminated in consolidation.
The Company’s Board of Directors approved the issue of the unaudited interim condensed consolidated financial statements on November 7, 2023.
Basis of preparation
Compliance with International Financial Reporting Standards
These unaudited interim condensed consolidated financial statements, as of and for the three months and nine months ended September 30, 2023, of the Company have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2022.
Accounting policies
The significant accounting policies adopted in the preparation of these unaudited interim condensed consolidated financial statements are the same as those applied in the Company’s annual consolidated financial statements as of and for the year ended December 31, 2022, and have been consistently applied, unless otherwise stated. Where expense is definitively calculated only on an annual basis, as is the case for income taxes and pension costs, appropriate estimates are made for interim reporting periods.

Income tax expense
Taxes on income in the interim periods are accrued using the tax rates that would be applicable based on the expected annual profit or loss of each of the Company entities.
Post-employment defined benefit plan expense
Post-employment defined benefit plan expense in interim reporting periods is recognized on the basis of the current year cost estimate made by the actuaries in their annual report as of the end of the preceding year. Potential remeasurement gains or losses from the defined benefits plan are estimated based on the relevant indexes at the end of the reporting period and recorded in the Company’s statements of comprehensive loss.
Designated cash
In July 2021, the Company designated $30 million to a separate bank account to be used exclusively to settle potential liabilities arising from claims against Directors and Officers covered under the Company’s Directors and Officers Insurances Policy (“D&O Policy”). Setting up the designated account has significantly reduced the premiums associated with the D&O Policy. In June 2023, the Company obtained a new D&O Policy that allowed it to reduce the designated cash amount set aside in the separate bank account from $30 million to $15 million. The new D&O policy and reduction of designated cash are effective in July 2023. The Company expects to continue to designate this cash balance for this sole use under the D&O Policy.
Recent new accounting standards, amendments to standards, and interpretations
New standards, amendments to standards, and interpretations issued recently effective
There are no new IFRS standards, amendments or interpretations that are mandatory as of January 1, 2023 that are relevant to the Company.
New standards, amendments to standards, and interpretations issued not yet effective
In January 2020, IASB issued amendments to paragraphs 69 to 76 of IAS 1, Presentation of Financial Statements (“IAS 1”), to specify the requirements for classifying liabilities as current or non-current, effective for annual reporting periods beginning on or after January 1, 2024. The Company expects the amendment to have an immaterial impact on the financial statements.
There are no other IFRS or IFRS Interpretations Committee interpretations that are not yet effective and that could have a material impact to the interim condensed consolidated financial statements.
Critical estimates and judgement
The preparation of the unaudited interim condensed consolidated financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions. Information regarding accounting areas where such judgements, estimates and assumptions are of particular significance is set out in the annual financial statements under “Critical estimates and judgements”.
Going concern basis
These unaudited interim condensed consolidated financial statements have been prepared on a going concern basis.

Translation of foreign currency
Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The Company’s reporting currency of the Company’s consolidated financial statements is the United States Dollar (“USD”). Assets and liabilities denominated in foreign currencies are translated at the month-end spot exchange rates, income statement accounts are translated at average rates of exchange for the period presented, and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income.
Historical cost convention
The financial statements have been prepared on a historical cost basis except for certain assets and liabilities, which are carried at fair value.
Issued share capital
As of September 30, 2023, the Company had issued 76,898,164 shares, of which 65,132,006 are outstanding, and 11,766,158 are held by the Company as treasury shares. As of September 30, 2022, the Company had issued 66,468,075 shares, of which 64,210,912 are outstanding, and 2,257,163 were held by the Company as treasury shares.
Treasury shares
During the first quarter of 2022, the Company issued 2,540,560 common share options to SOPHiA GENETICS LTD pursuant to a share delivery and repurchase agreement, which were immediately exercised, and repurchased the shares to hold as treasury shares for the purposes of administering the Company's equity incentive programs. During the second quarter of 2023, the Company issued 10,500,000 common share options to SOPHiA GENETICS LTD pursuant to a share delivery and repurchase agreement, which were immediately exercised, and repurchased the shares to hold as treasury shares. As of September 30, 2023, the Company held 11,766,158 treasury shares. As of September 30, 2022, the Company held 2,257,163 treasury shares.
Treasury shares are recognized at acquisition cost and recorded as treasury shares at the time of the transaction. Upon exercise of share options or vesting of restricted stock units, the treasury shares are subsequently transferred. Any consideration received is included in shareholders’ equity.
2. Fair Value
As of September 30, 2023, the carrying amount was a reasonable approximation of fair value for the following financial assets and liabilities:
Financial assets
•Cash and cash equivalents
•Term deposits
•Accounts receivable
•Other non-current assets—lease deposits and lease receivable
Financial liabilities
•Accounts payable
•Accrued liabilities
In the three months ended September 30, 2023, there were no significant changes in the business or economic circumstances that affected the fair value of the Company’s financial assets and financial liabilities.

3. Financial Risk Management
In the course of its business, the Company is exposed to a number of financial risks including credit and counterparty risk, funding and liquidity risk and market risk (i.e. foreign currency risk and interest rate risk). The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2022. There have been no significant changes in financial risk management since year-end.
4. Segment Reporting
The Company operates in a single operating segment. The Company’s financial information is reviewed, and its performance assessed as a single segment by the senior management team led by the Chief Executive Officer (“CEO”), the Company’s Chief Operating Decision Maker (“CODM”).

5. Revenue

Disaggregated revenue

When disaggregating revenue, the Company considered all of the economic factors that may affect its revenues. The Company assess its revenues by four geographic regions Europe, the Middle East, and Africa (“EMEA”); North America (“NORAM”); Latin America (“LATAM”); and Asia-Pacific (“APAC”). The following tables disaggregate the Company's revenue from contracts with customers by geographic market (in USD thousands):

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
EMEA	$11,487	$8,672	$32,378	$25,288
NORAM	2,605	1,463	7,268	4,656
LATAM	1,149	829	3,062	2,189
APAC	1,062	684	2,615	2,043
Total revenue	$16,303	$11,648	$45,323	$34,176

Revenue streams
The Company’s revenue from contracts with customers has been allocated to the revenue streams indicated in the table below (in USD thousands):

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
SOPHiA DDM Platform	$15,995	$11,231	$44,331	$32,884
Workflow equipment and services	308	417	992	1,292
Total revenue	$16,303	$11,648	$45,323	$34,176

6. Accounts receivable
The following table presents the accounts receivable and lease receivable less the expected credit loss (in USD thousands):

	September 30, 2023	December 31, 2022
Accounts receivable	$4,631	$6,060
Accrued contract revenue	6,064	1,499
Lease receivable	142	185
Allowance for expected credit losses	(1,056)	(1,095)
Net accounts receivable	$9,781	$6,649
The Company records increases to, reversals of, and write-offs of the allowance for expected credit losses as “Selling and Marketing” expenses within its interim condensed consolidated statements of profit and loss. The following table provides a rollforward of the allowance for expected credit losses for the nine months ended September 30, 2023 and 2022, that is deducted from the amortized cost basis of accounts receivable to present the net amount expected to be collected (in USD thousands):

	2023	2022
As of January 1	$1,095	$1,676
Increase	995	328
Reversals	(941)	(281)
Write-off	(110)	—
Currency translation differences	17	(137)
As of September 30	$1,056	$1,586

As of September 30, 2023 and December 31, 2022, the Company’s largest customer’s balance represented 13% and 15% of accounts receivable, respectively. All customer balances that individually exceeded 1% of accounts receivable in aggregate amounted to $3.1 million and $5.4 million as of September 30, 2023 and December 31, 2022, respectively.
7. Loss per share
The Company’s shares are comprised of ordinary shares. Each share has a nominal value of $0.05 (CHF 0.05). The basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares in issue during the period excluding treasury shares, which are shares owned by the Company. The table presents the loss for the three and nine months ended September 30, 2023 and 2022, respectively (in USD thousands, except shares and loss per share):

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Net loss attributed to shareholders	$(13,824)	$(23,310)	$(54,920)	$(73,478)
Weighted average number of shares in issue	65,072,600	64,192,080	64,607,758	64,058,859
Basic and diluted loss per share	$(0.21)	$(0.36)	$(0.85)	$(1.15)
For the three and nine months ended September 30, 2023 and 2022, the potential impact, on the calculation of loss per share, of the existing potential ordinary shares related to the share option plans is not presented, as the impact would be to dilute a loss, which causes them to be deemed “non-dilutive” for the purposes of the required disclosure.

8. Leases
Rolle office
On January 25, 2022, the Company entered into an amendment to the lease for office space in Rolle, Switzerland. The amendment provides the Company with an additional floor of approximately 21,258 square feet with lease commencement initiating on April 1, 2022. Upon commencement of the lease, the Company recorded a right-of-use asset of $4.5 million and a lease liability of $4.5 million.
Bidart office

On June 1, 2023, the Company entered into a 108-month lease for office space in Bidart, France primarily to support the expansion of the research and development department. The lease in total is for approximately
13,509 square feet. Upon commencement of the lease, the Company recorded a right-of-use asset of $2.3 million and a lease liability of $2.3 million. The expected lease commitments resulting from this contract are $0.1 million in 2023 and $0.3 million per year from 2024 onward.
9. Borrowings
Revolving credit facility
On June 21, 2022 the Company entered into a credit agreement (“the Credit Facility”) with Credit Suisse SA for up to CHF 5.0 million. Borrowings under the credit facility will bear interest at a rate to be established between the Company and Credit Suisse SA at the time of each draw down. Borrowings under the Credit Facility have no restrictions related to its use. As of September 30, 2023, the Company had no borrowings outstanding under the Credit Facility.
10. Share-based compensation
Stock Options
Share-based compensation expense for all stock awards consists of the following (in USD thousands):

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Research and development	$932	$592	$2,489	$1,732
Sales and marketing	416	407	794	1,175
General and administrative	2,582	2,658	7,753	8,110
Total	$3,930	$3,657	11,036	11,017
11. Related party transactions
Related parties comprise the Company’s executive officers and directors, including their affiliates, and any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control of, the Company.
Key management personnel are comprised of six Executive Officers and Directors and seven Non-Executive Directors as of September 30, 2023. Key management personnel were comprised of six Executive Officers and Directors and seven Non-Executive Directors as of September 30, 2022.

Compensation for key management and non-executive directors recognized during the periods comprised (in USD thousands):

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Salaries and other short-term employee benefits	$1,147	$527	$2,814	$1,613
Pension costs	59	48	175	147
Share-based compensation expense	2,917	2,301	7,713	7,061
Other compensation	90	135	292	288
Total	$4,213	$3,011	$10,994	$9,109
12. Events after the reporting date

The Company has evaluated, for potential recognition and disclosure, events that occurred prior to the date at which the unaudited interim condensed consolidated financial statements were approved to be issued. There were no material subsequent events.